Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel

October 27, 2017

Via EDGAR

Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Exchange-Traded Funds (the “Registrant”)
File Numbers 033-201935, 811-2309
Post-Effective Amendment No. 44 to the Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. White,

This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you communicated to me by telephone on October 13, 2017 and October 20, 2017. The Registrant filed the Amendment with the Commission on August 29, 2017, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 53).

Comments that Apply to Multiple Funds (as applicable)

Comment 1. Please confirm that the Annual Operating Fees and Expenses tables and performance information for each Fund will be completed and provided to the Staff prior to the subsequent post-effective amendment filing.

Response: Confirmed.

Comment 2. If accurate, please add a footnote to each Fund’s Annual Operating Fees and Expenses table that states Other Expenses are estimated.

Response: The Registrant will make the requested revisions.

Comment 3. For any Funds that have an expense reimbursement, please describe the terms of any recoupment in a footnote to the Fund’s Annual Operating Fees and Expenses table.

Response: There is no ability to recoup expenses beyond the fiscal year end, so no further disclosure is needed.

Comment 4. Do any of the Funds invest in contingent convertible securities? If so, the Staff may have follow-up comments.

Response: As of October 18, 2017, none of the Funds held investments in contingent convertible securities.

Comment 5. For each index Fund, please disclose how often and when the Fund’s holdings are rebalanced.

Response: The Registrant will make the requested revisions.

Comment 6. For each index Fund, please explain what it means for the index to be “evaluated.”

Response: The Registrant will revise the disclosure to change “evaluated” to “rebalanced.”

Comment 7. Please review each Fund’s description of rebalancing to ensure that the term is used consistently. For each Fund, please disclose that when the Index is rebalanced, the Fund would follow.

Response: The Registrant will make the requested revisions.

Comment 8. The Staff does not consider each index Fund’s benchmark index to be a “broad-based” index. Please include a primary broad-based index. The Staff notes Registrant’s responses to this comment on prior filings, but notes that no changes have been made.

Response: As responded previously, the Registrant respectfully submits that each Index is an appropriate broad-based index for the Fund. Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the Index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor.

The SEC has previously provided written guidance on the factors to consider in selecting an appropriate broad-based securities market index, including "the volatility, diversification of holdings, types of securities owned and objectives of the investment company." SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972). The SEC has also noted that Form N-1A "gives a fund considerable flexibility in selecting a broad-based index that it believes best reflects the market(s) in which it invests." SEC Release No. IC-19382 (Apr. 6, 1993).

In the case of these Funds, each Index is uniquely relevant to investors because each Fund's objective is to provide investment results that closely correspond to the Index. Nonetheless, as responded previously, the Registrant expects to include an additional broad-based index to future registration statements for the index ETFs when disclosing historical performance in the Average Annual Returns Table. Please note that because they are new, none of the applicable index funds show historical performance at this time.

Comments to the Principal Active Global Dividend Income ETF

Comment 9. Please confirm that active trading (portfolio turnover) is a principal strategy and risk of the Fund, or delete the disclosure if not applicable.

Response: The Registrant will delete the disclosure.

Comments to the Principal Edge Active Income ETF

Comment 10. The Staff notes that 25.80% of the Fund’s assets were invested in financial services as of 8/31/2017. Please add principal strategy and risk disclosure related to concentrating investments in the financial industry.

Response: The Registrant declines to change the disclosure as the Fund does not concentrate in a particular industry nor does it have a policy to do so. The Fund’s annual report, which the Registrant understands is the Staff’s source for this comment, discloses the percentage of the Fund’s assets that are invested in the financial services sector; however, for purposes of these disclosures, a sector is construed more broadly than industry. One particular sector may contain several industries, which may not all respond to economic, market, political or social events in the same way.

Comment 11. Explain the terms investment-grade and non-investment grade. For example, does “non-investment grade” mean that the security is non-rated, or that it is below investment grade?

Response: The Registrant respectfully submits that no revision is needed. The Fund’s principal investment strategies define “non-investment grade” securities in detail, as follows: “Non-investment grade” securities are rated Ba1 or lower by Moody’s and BB+ or lower by S&P Global. If the security has been rated by only one of those agencies, that rating will determine whether the security is below investment grade. If the security has not been rated by either of those agencies, those selecting such investments will determine whether the security is of a quality comparable to those rated below investment grade.

Comment 12. Please add an active management risk.

Response: The Registrant respectfully submits that no revision is needed. The general risks involved with active management, which are described in Item 9, are relevant to almost all funds (including the Registrant's funds and funds of other investment companies) and do not appreciably contribute to an investor’s ability to compare or contrast this Fund with other funds. See General Instruction C. (1)(b) (“Disclosure in the prospectus should be designed to assist an investor in comparing and contrasting the Fund with other funds.”).

Comment 13. The Staff does not consider the Fund’s benchmark index to be a “broad-based” index. Please include a primary broad-based index.

Response: The Registrant respectfully submits that the index is an appropriate broad-based index for the Fund. Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The index meets this definition, as the index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor.

The SEC has previously provided written guidance on the factors to consider in selecting an appropriate broad-based securities market index, including "the volatility, diversification of holdings, types of securities owned and objectives of the investment company." SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972). The SEC has also noted that Form N-1A "gives a fund considerable flexibility in selecting a broad-based index that it believes best reflects the market(s) in which it invests." SEC Release No. IC-19382 (Apr. 6, 1993).

The Registrant notes that several other similar funds in other fund complexes use the index as their broad-based index.

Comments to the Principal Millennials Index ETF

Comment 14. Please define “eligible global exchanges” in the principal investment strategies.

Response: The Registrant will revise the disclosure to delete the quoted term.

Comments to the Principal Shareholder Yield Index ETF

Comment 15. As of 8/31/2017, 28% and 24% of the Fund’s assets were invested in the consumer and financial industries, respectively. Consider adding principal strategy and risk disclosure related to such investments.

Response: The Registrant declines to change the disclosure as the Fund does not concentrate in a particular industry nor does it have a policy to do so. The Fund’s annual report, which the Registrant understands is the Staff’s source for this comment, discloses the percentage of the Fund’s assets that are invested in the financial services sector; however, for purposes of these disclosures, a sector is construed more broadly than industry. One particular sector may contain several industries, which may not all respond to economic, market, political or social events in the same way.

Comment 16. Confirm that the portfolio's weightings follow the same approximate proportions of the underlying index since the fund uses full replication.

Response: Confirmed.

Comments to the Principal Spectrum Preferred Securities Index ETF

Comment 17. The Staff does not consider the Fund’s benchmark index to be a “broad-based” index. Please include a primary broad-based index.

Response: The Registrant respectfully submits that the index is an appropriate broad-based index for the Fund. Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The index meets this definition, as the index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor.

The SEC has previously provided written guidance on the factors to consider in selecting an appropriate broad-based securities market index, including "the volatility, diversification of holdings, types of securities owned and objectives of the investment company." SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972). The SEC has also noted that Form N-1A "gives a fund considerable flexibility in selecting a broad-based index that it believes best reflects the market(s) in which it invests." SEC Release No. IC-19382 (Apr. 6, 1993).

Like many other preferred securities funds, the Fund uses the particular subset of the BofA Capital Securities Index that most closely reflects the Fund’s investments.

Comments to the Principal U.S. Small-Cap Multi-Factor Index ETF

Comment 18. Confirm that the portfolio's weightings follow the same approximate proportions of the underlying index since the fund uses full replication.

Response: Confirmed.

Comments to the Statutory Prospectus

Comment 19. Please revise the sentence under “Equity Securities” that describes market capitalizations to apply to funds that employ the index replication strategy.

Response: The Registrant will make the requested revision.

Comment 20. Under Redemption Risk, please define the acronym “SAM” with respect to “SAM Funds.”

Response: The Registrant will make the requested revision.

Comments to the SAI

Comment 21. Please revise the general industry concentration policy in the numbered list and the bulleted descriptions of specific Fund concentration policies under the “Industry Concentration” heading to make them consistent.

Response: The Registrant will make the requested revision.

Comment 22. Please consider looking through to investments of underlying funds when calculating whether a Fund concentrates its investments in any industry.

Response: The Registrant respectfully submits that no revisions are required. The Registrant believes that the Funds’ current concentration policy, as disclosed in the SAI, complies with applicable legal requirements. Although we are aware of the Staff’s position expressed orally, the Registrant is not aware of any written SEC or Staff requirement to look through to an underlying fund’s holdings when determining compliance with a fund’s industry concentration limit.

Comment 23. Please state whether the Rule 12b-1 plan is compensatory or reimbursement type as required by Form N-1A.

Response: The Registrant will make the requested revision.

Comment 24. Under Compensation, please advise whether performance is measured before or after taxes for incentive purposes. (See Form N-1A, Item 20(b)).

Response: The Registrant will make the requested revision.

Comments to Part C

Comment 25. Please confirm that the Registrant understands if it requests acceleration, the Registrant would need to include the representation from Rule 484 of Regulation C under “Indemnification.”

Response: Confirmed.

Please call me at 515-235-1209 if you have any questions.

Sincerely,

/s/ Britney Schnathorst

Britney Schnathorst
Assistant Counsel, Registrant